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S 18007833 N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52293

SEC Mail Processing Section JUN 15 2018 Washington DC 408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PetroGrowth Energy Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Decker Court, Suite 204

(No. and Street)

Irving	Texas	75062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Grant Swartzwelder 972-831-1300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

8750 N. Central Expwy.	Dallas	Texas	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GA

OATH OR AFFIRMATION

I, Grant Swartzwelder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PetroGrowth Energy Advisors, LLC, as of June 12, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA E. BARROW
Notary Public, State of Texas
Comm. Expires 01-19-2022
Notary ID 131415547

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PetroGrowth Energy Advisors, LLC

Statement of Financial Condition

March 31, 2018

ASSETS	
Checking/Savings	
First Capital Bank 6359	$ 8,976.59
TOTAL ASSETS	$ 8,976.59
LIABILITIES & MEMBERS' EQUITY	
Total Members' Equity	$ 8,976.59
TOTAL LIABILITIES AND EQUITY	$ 8,976.59

The accompanying notes are an integral part of these financial statements.

PetroGrowth Energy Advisors, LLC

Statement of Operations

For the Year Ended March 31, 2018

Ordinary Income/Expense	
Expense	
Licenses and Permits	$ 1,650.00
Insurance Bond	472.00
Office and Administration	
Contract Services	6,000.00
Service Agreement Fee	5,400.00
Total Office and Administration	11,400.00
Total Expense	13,522.00
Net Ordinary Income (loss)	(13,522.00)
Net Income (loss)	$ (13,522.00)

The accompanying notes are an integral part of these financial statements.

PetroGrowth Energy Advisors, LLC

Statement of Cash Flows

For the Year-Ended March 31, 2018

OPERATING ACTIVITIES	
Net Income (loss)	$ (13,522.00)
Net cash used by Operating Activities	(13,522.00)
Net cash provided by investing Activities	0.00
FINANCING ACTIVITIES	
Capital Contributions	5,000.00
Net cash provided by Financing Activities	5,000.00
Net cash increase for period	(8,522.00)
Cash at beginning of period	17,498.59
Cash at end of period	$ 8,976.59

The accompanying notes are an integral part of these financial statements.

PetroGrowth Energy Advisors, LLC

Statement of Changes in Member's Equity

For the Year Ended March 31, 2018

Balance at March 31, 2017	$ 17,498.59
Contributions	5,000.00
Net Income (loss)	(13,522.00)
Member's Equity	
Balance at March 31, 2018	$ 8,976.59

The accompanying notes are an integral part of these financial statements.

Note A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

PetroGrowth Energy Advisors, LLC (the Company) was organized in the state of Texas effective November 23, 1999 as a limited liability company under the Texas Limited Company Act. The Company has adopted a fiscal year ending March 31.

Description of Business

The Company, located in Irving, Texas, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company provides advisory assistance with capital placements, mergers and acquisitions and other corporate finance issues.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recorded when the services are rendered.

Income taxes

Effective November 23, 1999, the Company elected to be treated as a partnership for federal income tax purposes. Under partnership regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements. The members' federal and state tax returns are subject to examination over various statutes of limitations generally ranging from 3 to 5 years.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financials statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2018 the Company had net capital at approximately $8,976 and net capital requirements of $5,000. The Company ratio of aggregate indebtedness to net capital was 0 to 1. The SEC permits a ratio of no greater than 15 to 1.

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires the Company maintains minimum Net Capital pursuant to fixed dollar amount or 6 2/3% percent of total aggregate indebtedness, as defined, whichever if greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE C - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material weaknesses in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i) – limited business.

NOTE D – RELATED PARTY TRANSACTIONS

There is a service agreement between PetroGrowth Energy Advisors, LLC and Wilcox Swartzwelder. Both companies are commonly owned. Wilcox Swartzwelder & Co is the owner of PetroGrowth Energy Advisors, LLC. The Company paid $5,400 related to this agreement.

NOTE E – GOING CONCERN

Continued operating losses could directly impact the Company's regulatory capital. It is managements intention to control costs and increase revenues. It is management's understanding that it will continue to receive capital contributions as necessary. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

NOTE F – SUBSEQUENT EVENTS

On June 6, 2018 the Company received a capital contribution of $5,000.

Schedule I

COMPUTATION OF NET CAPITAL	$ 8,976
Add	
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	8,976
Deductions and/or changes	0
Net capital before haircuts on securities positions	8,976
Haircuts on securities (computed, where applicable pursuant to Rule 15c3-(c)(2)	0
Net Capital	$ 8,976
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Liabilities	
Accounts payable and accrued expenses	$0
Total aggregate indebtedness	$0

Schedule 1 (continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$0
Minimum dollar net capital requirement of reporting broker or dealer	$5,000
Net capital requirement (greater of above two minimum requirement amounts)	$5,000
Net capital in excess of required minimum	$ 3,976
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
PetroGrowth Energy Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PetroGrowth Energy Advisors, LLC (the Company) as of March 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note E to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
June 11, 2018

We have served as the Company's auditor since 2018.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
PetroGrowth Energy Advisors, LLC

We have reviewed management's statements, included in the accompanying PetroGrowth Energy Advisors, LLC's Exemption Report, in which (1) PetroGrowth Energy Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which PetroGrowth Energy Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the exemption provisions) and (2) PetroGrowth Energy Advisors, LLC stated that PetroGrowth Energy Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PetroGrowth Energy Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PetroGrowth Energy Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
June 11, 2018

COMMUNICATIONS WITH THE MEMBERS

PETROGROWTH ENERGY ADVISORS, LLC

March 31, 2018

MOSSADAMS

MOSSADAMS

Communications with the Member

To the Member
PetroGrowth Energy Advisors, LLC

We have audited the financial statements of PetroGrowth Energy Advisors, LLC (the Company) as of and for the year ended March 31, 2018, and have issued our report thereon dated June 11, 2018. Additionally, we have reviewed management's statement of compliance with the exemption provisions under Rule 15c3-3 and have issued our report dated June 11, 2018. The Public Company Accounting Oversight Board (PCAOB) standards require that we provide you with the following information related to our audit.

Our Responsibility under Standards Set by the Public Company Accounting Oversight Board (PCAOB)

As stated in our engagement letter dated May 10, 2018, our responsibility, as described by PCAOB standards, is to form and express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities.

It is also our responsibility, as stated within the signed engagement letter and professional services agreement dated May 10, 2018, to review management's statement included in the Company's exemption report under SEC Rule 17a-5 the identification of the provisions under which the Company claimed an exemption from SEC Rule 15c3-3; that the Company met the identified exemption provisions throughout the year without exception; and identify, if applicable, any exceptions in meeting the identified exemption provision.

Our responsibility is to plan and perform the audit and review in accordance with standards of the PCAOB, and to design the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free from material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we considered the Company's internal control solely for the purpose of determining our audit procedures and not to provide assurance concerning such internal control.

We are also responsible for communicating significant matters related to the financial statement audit and review that, in our professional judgment, are relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our planning letter dated May 10, 2018.

Significant Audit Findings and Issues

Significant Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note A to the financial statements. No new accounting policies were adopted and there were no changes in the application of existing policies during the fiscal year 2018. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Critical Accounting Policies and Practices

A Company's accounting policies and practices that are (a) most important to the portrayal of the Company's financial condition and results, and (b) require management's most difficult, subjective or complex judgments, are considered critical accounting policies and practices. Often, a matter is critical as it arises as a result of the need to make estimates about the effects of matters that are inherently uncertain. We believe the following policies and practices are deemed critical:

- The Company's revenue recognition policies.

The Company's financial statement disclosures sufficiently describe revenue recognition and related party transactions. We suggested no modifications to these disclosures.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We reviewed management's assumptions and obtained corroborating evidence to support management's estimates. We identified no critical accounting estimates.

Significant Unusual Transactions

Significant unusual transactions are transactions that are outside the normal course of business for the company or that otherwise appear to be unusual due to their timing, size, or nature. Often times, these transactions will require significant estimates by management that greatly impact the financial statements. We noted no significant unusual transactions during our audit of the financial statements.

Required Communications

Qualitative Aspects of Accounting Practices

We are required to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments. Forms of bias may include (1) selective correction of misstatements or identification of additional adjusting entries; (2) bias in the selection and application of accounting principles, and; (3) bias in accounting estimates. We completed our evaluation of the qualitative aspects of significant accounting policies and practices, and did not identify bias in management's judgments. We are also required to evaluate accounting estimates for bias, including whether estimates, while individually reasonable, may not be the estimate best supported by audit evidence. We are also required to perform a retrospective review of estimates and consider *swings* in estimates. We did not observe a trend of bias by management or *swings* in estimates to achieve an expected or desired outcome.

Financial Statement Presentation

We are required to evaluate whether the presentation of the financial statements and related disclosures are in conformity with U.S. GAAP, including the auditor's consideration of the form, arrangement, and content of the financial statements. We have performed the evaluation and believe the financial statements and related disclosures are presented fairly, in all material respects, and in conformity with U.S. GAAP.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Topic 606 provides clarification for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (IFRS). Topic 606 supersedes Topic 605 *Revenue Recognition* and most industry specific guidance. For public business entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2017. The adoption of ASU No. 2014-09 may have a material impact on the Company's financial position or results of operations.

If, as a result of our procedures, we identify a concern regarding management's anticipated application of accounting pronouncements that have been issued but are not yet effective and might have a significant effect on future financial reporting, we are obligated to communicate this to you. We did not identify any concerns with management's anticipated adoption of accounting pronouncements that are not yet effective.

Alternative Accounting Treatments

If we have discussed alternative accounting treatments permissible under U.S. GAAP with management, we are required to communicate the ramifications of this alternative and our preference to you. We did not discuss any alternative accounting treatments with management.

Other Information in Documents Containing Audited Financial Statements

Our audit was made for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Difficult or Contentious Matters for which the Auditor Consulted

We are required to communicate to you matters that are difficult or contentious for which we consulted outside the engagement team and that we reasonably determined are relevant to your oversight of the financial reporting process. We did not consult outside the engagement team.

Auditor's Evaluation of the Company's Ability to Continue as a Going Concern

We are required to communicate matters to you, when applicable, relating to our evaluation of the Company's ability to continue as a going concern for a reasonable period of time. We believe there is substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time based on the Company incurring losses for multiple years and negative operating cash flows. The financial statements have been presented assuming the Company may not continue as a going concern.

Departure from the Auditor's Standard Report

We are required to communicate to you when the audit report is expected to be modified or include explanatory language or paragraph. Our audit report is expected to be modified to include explanatory language related to the Company's ability to continue as a going concern.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit and review.

Corrected and Uncorrected Misstatements

PCAOB standards require us to accumulate all factual and judgmental misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. We did not identify any misstatements during the audit.

Disagreements with Management

For purposes of this letter, PCAOB standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated June 11, 2018.

Management Consultation with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a *second opinion* on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Independence Standards

As required by the PCAOB, at least annually, we are to disclose to you, the nature of all relationships between Moss Adams and the Company that may reasonably be thought to bear on our independence. Our letter confirming our independence was previously provided to the Member on May 10, 2018.

Other Matters

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to engagement as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This communication is intended solely for the information and use of the Member and management of PetroGrowth Energy Advisors, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
June 11, 2018

PetroGrowth Energy Advisors, LLC's Exemption Report

PetroGrowth Energy Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(i) as the Company is a broker or dealer, who does not carry customer margin accounts and does not hold funds or securities for, or owe money or securities to, customers. Because the Company does not have customers, the Company does not have a bank account designated as "Special Account for the Exclusive Benefit of Customers of PetroGrowth Energy Advisors, LLC."

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

PetroGrowth Energy Advisors, LLC

I, Grant Swartzwelder, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________

Title: President

May 18, 2018